TRANSCRIPT

Filed by Proem Acquisition Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Proem Acquisition Corp I

Commission File No. 001- 43123

09 - 28 - 2026

Proem Acquisition Corp. I

Investor Update Conference Call

TOTAL PAGES: 10

Proem Acquisition Corp. I

Investor Update Conference Call

CORPORATE SPEAKERS:

Nicholas Hall-Risko

Proem Acquisition Corp I; Partner and Investment Director

Imran Khan

Proem Acquisition Corp I; Chairman and Chief Executive Officer

Chris Biddy

Astro Digital; Co-Founder, Chief Executive Officer

Michael Wilson

Astro Digital; Executive Vice President of Operation, Chief Financial Officer

PRESENTATION:

Operator^ Good morning, ladies and gentlemen, and welcome to the Proem Acquisition Corp I investor conference call. At this time, all participants are in a listen-only mode. Please note that there will be no question-and-answer session following today’s prepared remarks. Please be advised that today’s conference is being recorded.

I would now like to turn the conference over to Nicholas, partner and investment director at Proem. Please go ahead.

Nicholas Hall-Risko^ Good morning, and thank you for joining us. I’m Nicholas, a partner and investment director at PROEM. Before we begin, please be advised that today’s remarks include forward-looking statements, including performance targets for Astro Digital and statements about the proposed business combination between Astro Digital and Proem Acquisition Corp I. These statements involve assumptions, risks, and uncertainties, and accordingly, actual results may differ materially.

Please carefully review the disclaimers and summary of risk factors on slide two through five of the investor presentation. We will also discuss non-GAAP financial measures, including adjusted EBITDA, reconciliations to GAAP, which are in the appendix.

Proem Acquisition Corp I and Astro Digital intend to file a registration statement on Form S-4 with the SEC, and we encourage you to read the registration statement on Form S-4 when it is available. Nothing in today’s presentation is an offer to sell or a solicitation of an offer to buy any securities.

The information provided in today’s presentation could be different from the registration statement on Form S-4 to be filed with the SEC. And in case of any inconsistencies, you should rely on the information as provided in the registration statement on Form S-4.

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Investor Update Conference Call

With that, I will turn it over to Imran Khan, Chairman and CEO of Proem Acquisition Corp I and Founder and Chief Investment Officer of Proem Asset Management.

Imran Khan^ Thank you, Nicholas, and good morning, everyone.

Today, we are announcing a definitive business combination agreement between Proem Acquisition Corp I and Astro Digital. We are targeting a pipe of $50 million, of which Proem Asset Management and its affiliates have committed $25 million.

We like this business for five reasons. One, it is capital efficient. It has built satellites for 11 years and delivered nearly 40 of them without the cash burn that defines most of this sector. Two, it is direct leverage to the secular growth of space. As constellations multiply, demand for its platform multiplies with them.

Three, its growth come from multiple vectors, existing customers follow-ons, new customer wins, government and sovereign programs, and new mission categories like orbital data centers. Four, the management team has a proven track record. They built this business from zero. And five, it is EBITDA profitable and has been while compounding revenue at an impressive rate.

The team that built it is here with me, Chris Biddy, co-founder and CEO with 18 years leading satellite missions and space businesses, and Michael Wilson, Chief Financial Officer and EVP of Operations. Together, the Astro Digital management team has more than 25 years of tenure at Astro Digital, leading more than 100 people across California, Colorado, Washington, and Australia.

Chris will walk you through the business, Michael will take you through the numbers, and I will come back at the end on valuation and the transaction.

Chris, over to you.

Chris Biddy^ Thank you, Imran.

Astro Digital is the infrastructure powering satellite constellations. In plain language, we design, manufacture and operate satellites. A customer brings us a mission concept, we engineer the spacecraft around it, build it, get it to orbit, fly it, and then help them scale from one satellite to a constellation. Our customers range from NASA and the U.S. Space Force to Starcloud and Starfish.

We believe the next decade of the space economy will be built by hundreds of constellations, commercial, civil, and defense. The operators behind them want to build space-enabled businesses, not satellite factories. Our vision is to be the infrastructure they build on.

As of today, we have served as the concept of constellation partner for more than 30 customers across 16 mission types. Next, we move into constellation scale production, modular production lines, co-manufacturing as customers grow from demonstrations to hundreds of satellites alongside expanded U.S. civil, defense, and sovereign programs.

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Investor Update Conference Call

Beyond that, we intend to be the physical layer of the space economy, the platforms under orbital data centers, on-orbit power, and in-space servicing and logistics. We provide the same configurable platform family for new mission categories.

Four things to hold on to. We are the partner of choice across the full mission lifecycle. Our customers are blue-chip, NASA, Boeing, the Department of Defense, Sony, Starcloud, Starfish Space. We execute, and we are flight proven. And we have a clear growth runway, sales force, government solutions, production capacity, new products, and M&A.

The numbers. A 42% two-year revenue CAGR through this year, a 14% adjusted EBITDA margin in 2025, and more than 30 customers served since 2018. Nearly all of that growth came from referrals and repeat business with a sales team of fewer than five people. This transaction funds the runway that we have not invested in.

Demand comes from four places, remote sensing, including optical imaging, hyperspectral, and weather. Communications, including high-speed data downlinks, data networks, and Internet of things. Defense, C4ISR, signals intelligence, and PNT; position, navigation, and timing. And a new category in the space infrastructure, orbital data centers and on-orbit power. Many of these applications are dual use. All of them need a platform, and we provide the engineering, manufacturing, and flight operations behind it.

Now the demand behind all of this. In 2017, there were 52 active commercial constellations. Last year, there were a 126. That number has more than doubled, and it is still early. More than 300 commercial constellations are active or planned today. Most importantly, more than a 130 already have satellites in orbit. Those are not concepts. Those are funded programs that have moved into procurement and are buying satellites now. Every one of them and every one of the hundreds behind them needs a manufacturer that can deliver a mission-specific satellite on schedule. That is the tailwind this business is built on.

This is our business model in one picture. Read it left to right as our customer grows. A customer starts with a demonstration or a small constellation. At the far right, an operator with more than 200 satellites may vertically integrate and build its own factory. That only pays at very large scale, and we can co-manufacture with them.

Most constellations live in the middle at 10 to 200 satellites and that is where the market is underserved.

We hope to follow customers through all three stages. Number one, start as their development partner, designing and manufacturing one satellite to a new mission definition. Number two, become their agile production partner, building repeat satellites on a proven configuration. And three, at scale, we become their co-manufacturing partner.

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Investor Update Conference Call

As the customer’s volume grows, our role grows with it. Our core philosophy is that the future of constellations is mass configuration, not mass production. Every mission is different. A communications constellation and an imaging constellation differ in payload, power, and orbit. One fixed design cannot serve both efficiently, and the customer ends up bending the mission to fit the satellite.

So we do not sell one satellite over and over. We build a standardized set of subsystems and configure them to the mission. Customers get the efficiency of standardized production and the flexibility their mission requires. This is built into our engineering processes and our IP. And it is fast. We’ve taken a new configuration from order to delivery in under a year. Configurability and speed are not trade-offs for us. They are the same capability.

This is how the philosophy turns into results. Innovation shows up as proven on-orbit success. Thirty-three satellites successfully launched, decades of cumulative time on orbit. Constellation scale-up runs through mass configuration and delivers cost-effective solutions. High configurability is how we have flown 16 different mission types on adaptable platform variants. And flexibility means an agile, customer-centric team. That is how a company our size has delivered consistent profitable growth on a capital-efficient business.

In this industry, flight heritage is the currency of trust. The chart shows satellites launched by year-end from seven in 2018 to 33 in 2025. We’ve delivered nearly 40 satellites and accumulated decades of cumulative on-orbit time. Every one of those years lowers technical risk for the next customer.

Along the way, our customers achieved a series of firsts on our platforms. StarCloud-1 carried the first NVIDIA H100 GPU into orbit on a Corvus-Micro Platform. The Mandrake 2 mission demonstrated optical inter-satellite links for DARPA and Space Development Agency and helped inform the technology roadmap for proliferated low Earth orbit defense constellations.

The Ghost constellation is an operational hyperspectral imaging system. Otter Pup is flying rendezvous, proximity operations, and docking demonstrations for Starfish Space. This technology is the precursor to in-orbit servicing. Lyra-I through Lyra-III are IoT constellation satellites for EchoStar, and Tomorrow-R1 and R2 are precipitation radar satellites. Six programs, six different missions, one configurable platform family.

Our customer base is diverse by design. More than 30 customers since 2017. More than 70 satellites delivered or on order, representing more than 20 current and planned constellations. A few examples. For Starfish Space, Otter Pup 1 and 2, satellite servicing demonstrations on Corvus-Micro platforms in 2023 and 2025. For Boeing, the Vertex demonstration mission and Q4S, a photon entanglement quantum experiment. For NASA, Fly Foundational Robots, an in-orbit robotics demonstration launching in 2028. And for Orbital Sidekick, GHOSt, a hyperspectral constellation serving commercial and defense customers operational today.

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Investor Update Conference Call

The Starcloud story shows how we work. Starcloud was founded in 2024 with an ambitious goal, data centers in orbit. They came to us as a partner to execute the plan. We designed and built Starcloud-1 on our Corvus-Micro platform in one and a half years from initial design through delivery. It launched in November 2025 carrying the first NVIDIA H100 GPU into orbit, and it has since run AI inference on orbit, including onboard image processing.

Philip Johnston, Starcloud CEO, put it this way, Astro Digital consistently exceeded our expectations, delivering outstanding technical expertise, responsiveness, and execution. They were a true partner in our success, and we continue to work with them on additional initiatives.

The last sentence is the business model. A first mission executed well becomes a roadmap. We are working with Starcloud on additional spacecraft as they advance toward larger scale orbital data centers.

Data centers in space are one of the most discussed themes in the industry. So let me be precise about our role. Terrestrial AI build-out is constrained by power, water, and grid interconnection. Orbit removes those limits. Astra Digital is the platform provider that is already supporting customers flying the building blocks of orbital data centers. We are flight-proven. A data center-class GPU is operating in orbit today on a spacecraft we delivered in a year and a half.

We have the power to scale. The Corvus XL roadmap is designed for compute class payloads, and we have a power beaming agreement with Star Catcher. And the market is forming. Starcloud, Google’s Project Suncatcher, and Axiom have all announced orbital data center programs, and our model scales from first satellite to at-scale co-manufacturing.

Three years ago, none of us would have put this application on a slide. Today, it’s flying on our platform. That is what a configurable satellite platform family makes possible. This is why land-and-expand matters so much to our business. The left side shows how a relationship typically grows from a first satellite at $1 million to $3 million to a large constellation, potentially worth a $100 million or more.

The right side is what it looks like in practice. Customer A placed a $2 million initial order in 2021. By year three, the relationship was worth $28 million. Customer B placed a $1 million initial order in 2019, and by year three, $17 million. In both cases, the first satellite was the sales call. The constellation was the business.

Which brings me to where this goes. Our aspiration is to grow revenue more than tenfold from roughly $50 million this year to more than $500 million by 2032. To be clear, that is an aspirational target, not a projection or forecast.

The aspiration is based upon three assumptions. First, existing customer follow-ons. Our existing customers have announced constellation plans. Converting a meaningful share of that at pricing consistent with our history is the largest single driver. Second, new customer wins. We have an active sales pipeline with multiple new logos in play, and our strategic pursuits with U.S. civil, defense, and with sovereign constellations are expected to accelerate as we add sales capacity.

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Investor Update Conference Call

Third, growth through M&A. As a public company with a currency, we can be opportunistic about adjacent capabilities, areas like expanded flight operations and launch integration that round out our full lifecycle offering and bring us customers we do not yet know.

Here’s how we put the capital to work. Five organic investments, each an extension of what already works. Build out a strong sales and business development team. We are on track for $50 million in revenue this year with fewer than five salespeople. A dedicated sales and business development team is the highest return on investment available to us.

Government and defense. We are growing share across the U.S. Department of Defense, NASA, and allied sovereign programs. Much of our technology is dual use. We hold positions on U.S. government contract vehicles, and we are investing in our Washington presence. We’ve won our first sovereign program and see more behind it.

Broader customer coverage. Growing customers from demonstrations into larger constellations and replenishment and winning new mission applications. Production capacity. Scaling our footprint and systems to expand production capacity and constellation lines. Modular, repurposable production lines with added configurability options, so mass configuration works at constellation volume.

We spent 11 years building the foundation, the platforms, the heritage, the processes, the customer trust. The capital from the Proem transaction lets us build on it aggressively, and we intend to do that while staying profitable.

Finally, the board, because it matches the strategy, operating, investing in government experience across commercial and defense space. Michael and I serve as directors. Adrian Steckel was CEO of Oneweb, where he led one of the largest low-Earth orbit broadband constellations ever deployed. Before that, he built and sold Iusacell to AT&T and founded Unefon.

Dr. Derek Tournear was the director of the Space Development Agency from 2019 to 2025 and the architect of the proliferated war fighter space architecture with prior service at DARPA, IARPA, and Harris.

Imran will join the board at closing. That is Astra Digital, a flight-proven platform company with a diversified and expanding customer base, a clear plan for the capital, and a board built for the next stage.

Michael will now take you through the financials.

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Investor Update Conference Call

Michael Wilson^ Thank you, Chris. I will take a few minutes to discuss about the financials. How backlog becomes revenue and revenue becomes operating leverage.

All figures are unaudited. Fiscal year’s end December 31st, and the non-GAAP reconciliations are in the appendix. Everything starts with sales, and sales show up first in backlog. Backlog is contracted work awarded but not yet performed or recognized as revenue. It grew from $30 million at the end of ‘24 to $63 million at the end of 2025, more than doubling in one year.

Based on our targets, we expect our backlog to reach $86 million by the end of this year and to build to $198 million through 2029. Our contracts are multi-year. A smaller satellite can be built in under a year, while a more sophisticated mission where the customer is developing its own payload runs two to two and a half years through launch and commissioning. So backlog converts steadily and gives us strong visibility into the next 12 to 18 months of revenue. And backlog is growing faster than revenue, which is what you want to see, revenue being stored ahead of delivery.

The backlog is soaring through revenue. Revenue grew 37% last year to $34 million. We estimate a 47% growth this year to $50 million. That acceleration is not a forecast we are hoping for. The majority of the year’s revenue is already under contract when the year began. Beyond this year, we target 30% to 40% annual growth through 2029, targeting revenue in 2029 of a $124 million.

Two things about the shape of this curve. First, growth is accelerating this year rather than decelerating because satellites contracted over the last two years are now moving through production and delivery. Second, the mix is starting to shift. Nearly all of our revenue today comes from designing and building satellites. But services and flight operations grow faster than the rest of the business as more customers’ constellations reach orbit and need to be operated.

The projections assume contracts convert on a schedule. The pipeline converts at historical rates, and we expand capacity to deliver the -- no material delays or constellations. The projections are organic and exclude acquisitions.

Operating leverage is the story here. Adjusted EBITDA was $5 million last year, up from $3 million the year before, and adjusted margin expanded to 14%. We target adjusted EBITDA of $8 million this year and $29 million by 2029. The adjusted margin for 2029 reaching 23%.

Where does this expansion come from? Not from gross margin. Gross margin has held in the low 40s for the past two years. We expect it to stay there. It comes from operating expenses growing more slowly than revenue. However, we are not starving SG&A. We are adding sales, adding capacity, and investing in government business development. Our platform IP and processes are already built, so incremental revenue carries incremental margin.

Most recent data points confirm the trend. Revenue grew 38% year-over-year in the first quarter of 2026 and 54% in the second quarter, reaching $11.3 million. Growth accelerated from one quarter to the next. Adjusted EBITDA more than doubled in both quarters. Second quarter margins are nearly 14% against 9% a year earlier. These are unaudited interim figures presented before income taxes.

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The quarterly reconciliation is on slide 41.

The takeaway is simple. Growth is accelerating, profitability is expanding with it, and the backlog behind both keeps building. Imran will take you through the valuation of the transaction.

Imran Khan^ Thank you, Michael. Let me take five minutes on how the transaction values Astro Digital relative to public peers, and then the terms.

For context, here is how the transaction values Astro Digital against the public space peer set. On calendar 2027, enterprise value to revenue, the peer range from about four times at Redwire, Voyager, and BlackSky, to about 10 times at Satellogic and Planet Labs, to 20 times and higher at SpaceX and Rocket Lab.

Astro Digital’s implied multiple at the terms is roughly 8x 2027. That implied multiple is based on the approximately $587 million pro forma enterprise value and management’s 2027 targets. It is not a market-derived multiple and is not directly comparable to peers. That is below the peer median for a profitable company with strong customers in a secular industry.

One more column on this slide. Every peer here reported negative net income over the last 12 months. Astro Digital was profitable. The picture holds on 2028 when you adjust for growth. On 2028 revenue, Astro Digital’s implied multiple is about six times. The middle row shows 25 to 28 revenue CAGR of 39% for Astro Digital. The bottom row is 2025 non-GAAP net income margins. Astro Digital is positive. Every other company on this page is negative, most of them deeply so.

On growth, we are in the middle of the group. On profitability, we are alone. On multiple, we are below the median. That is how the transaction is valued relative to the group.

This chart says it in one picture. The horizontal axis is 2025 non-GAAP net income margin. The vertical axis is 2026 revenue growth. Every peer sits on the left of zero. Astro Digital sits on the right, growing revenue 47% this year with positive non-GAAP net income last year. Growth with the positive margin is what public investors have been asking the space sector to deliver. This company already does.

For those who use rule of 40, adjusted EBITDA margins plus revenue growth, Astro Digital scored 51 in 2025 and is projected at 63 in 2026. And the model holds it between 51 and 57 through 2029. But a company that clears 40 every year while growing more than 30% and expanding margins is rare in any sector. That combination is one of the reasons Proem chose to partner with Astro Digital.

Now the terms. Proem Acquisition Corp I holds $130 million in trust from our February 2026 IPO. Alongside the business combination, we’re announcing a pipe of up to $50 million, of which Proem Asset Managements and is -- its affiliates have committed $25 million.

Let me close with why Proem chose to partner with Astro Digital. Space is at an inflection point, and most of the companies riding it are burning cash to grow. Astro Digital has spent 11 years proving it can grow and earn at the same time. Its customer base is growing, its government opportunity is expanding, and the data center in space application everyone is talking about is flying today on its platform.

With this capital, it adds the sales force, the capacity and the government reach it has never had, while keeping the discipline that got it here. We think that is a rare combination, and we are proud to be partnering with Chris, Michael and the Astro Digital team.

Thank you for listening

Operator^ Thank you. This concludes today’s conference call. A replay of the call will be available on the company’s investor relations website. You may now disconnect your lines. Thank you for your participation.